Exhibit 99.108

VOX PROVIDES DEVELOPMENT

& EXPLORATION UPDATES

TORONTO, CANADA – May 10, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Northern Star Resources Limited (ASX: NST) (“Northern Star”), Jangada Mines plc (AIM: JAN) (“Jangada”), Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), and Gold Standard Ventures Corp. (TSX: GSV) (“Gold Standard Ventures”).

Spencer Cole, Chief Investment Officer stated: “The Vox portfolio has continued to rapidly develop through drilling, engineering and pre-stripping over the past month, with a key highlight being commencement of mining activities at the Otto Bore gold project by Northern Star. The robust economics of the Pitombeiras Vanadium technical report continue to support Vox management’s confidence around this exciting vanadium project. We eagerly anticipate the outcomes of Black Cat’s toll milling tender at the Bulong project, with potential to commence mining at the high grade royalty-linked Myhree deposit in late 2022. Based on these updates we expect multiple construction decisions in the second half of 2022 which will unlock incremental royalty revenue for 2023 and beyond.”

Key Development Updates

•	Pre-stripping and open pit mining preparation commencement at the Otto Bore gold project by Northern Star;

•	Updated feasibility-level engineering technical report for the Pitombeiras vanadium project by Jangada;

•	Acquisition of Paulsens gold mine by Black Cat, reprioritizing Vox’s Merlin and Electric Dingo gold royalty projects and an update on Bulong development timing; and

•	5,700m drilling planned by Gold Standard Ventures at Railroad Pinion gold project in Nevada from May 2022 onwards, with a second stage exploration program to be completed in the Fall and Winter of 2022.

Otto Bore (Development – Australia) – Pre-Stripping and Open Pit Mining Preparation Commencement

•	Vox holds a 2.5% net smelter return royalty (between 42koz – 100koz cumulative production) over the Otto Bore gold project in Western Australia, acquired in conjunction with the producing Janet Ivy / Binduli North gold royalty in March 2021;

•	On April 27, 2022 and May 3, 2022, Northern Star announced that:

○	Preparation for open pit mining operations at the Otto Bore deposit have commenced, confirmed by open pit pre-stripping observed by Vox management via satellite imagery;

○	All required environment studies have been completed and relevant vegetation clearance and a dewatering permit has been granted. The Mining Proposal has been approved, however it will be revised and resubmitted to accommodate extension of the new reserve pit;

○	An average gold recovery for the Otto Bore deposit is estimated at 94% based on met testwork and ongoing long term actual average recovery data collected at the Thunderbox plant. Metallurgical testwork has been carried out on samples from the Otto Bore deposit by processing and test lab, with suggested recoveries could go as high as 97% hence the estimated recovery is in line with expectation; and

○	Northern Star is currently exploring proximal to the Otto Bore deposit and is working on an exploration program which will test the lateral and down dip extents of the Otto Bore mineral resource.

•	Vox Management Summary: The Otto Bore royalty was acquired for a small fraction of the purchase price in Vox’s March 2021 royalty portfolio transaction with Horizon Minerals, with the majority of the purchase price allocated to the Janet Ivy gold royalty (which is the subject of a major A$462M expansion by Zijin Mining). Otto Bore has been fast-tracked by Northern Star ahead of Vox management expectations and is now expected to generate attractive revenues for Vox shareholders in 2023.

Pitombeiras (Pre-Feasibility – Brazil) – Technical Report and Feasibility update(1)

•	Vox holds a 1% net smelter return royalty over the Pitombeiras vanadium-titanium-iron ore project in Brazil;

•	On April 21, 2022, Jangada announced that:

○	It has updated the Pitombeiras technical report, which supersedes the Preliminary Economic Assessment published in 2021;

○	The updated technical report includes the titanium component at the project and provides for the following updated results:

▪	100.3% post-tax IRR;

▪	US$96.5 million post-tax NPV at an 8% discount rate;

▪	All-in capital expenditure totalling US$18.5 million;

▪	Post-tax payback period of 13 months;

▪	Life of Mine (“LOM”) approximately 9 years based on the current estimated minable resource of 5.5Mt, producing total forecast tonnages produced of 1.74Mt Fe / V2O5 and 66kt TiO2;

▪	US$415 million total gross revenue, applicable to the 1% net smelter royalty; and

▪	Exploration potential to increase LOM remains open.

○	Finalisation of the Pitombeiras feasibility study is subject to completion of the titanium by-product credit analysis, which is expected to improve the overall project economics.

•	Vox Management Summary: This technical report outlined a post-tax payback period of 13 months, which is extremely short for modern mining projects, further confirming Vox management’s positive expectations about the near-term development likelihood of the Pitombeiras project. Despite the titanium-related scope changes, we still expect a construction decision later in 2022 for this rapidly-advancing vanadium project.

Bulong (Pre-Construction – Australia) – Production Timing Guidance and Royalty Project Acquisition

•	Vox holds a 1% net smelter return royalty over part of the Bulong gold project in Western Australia;

•	On April 19, 2022, Black Cat announced that:

○	It has entered into binding agreements to acquire 100% of the high-grade Coyote and Paulsens gold operations from Northern Star for total consideration of up to A$44.5 million (cash, stock and contingent deferred cash);

○	Vox holds a 0.75% gross revenue royalty (>250koz cumulative production) over the Merlin gold deposit, and a 1.75% gross revenue royalty (>250koz cumulative production hurdle that is combined with the Ashburton gold royalty) over the Electric Dingo gold deposit. Both royalties form part of the Paulsens gold operation purchased by Black Cat; and

○	Highlights of the transaction include:

▪	Commencement of a substantial exploration program over near-mine & regional targets; and

▪	Target decision to mine at Paulsens within 18 – 24 months.

•	In its April 21, 2022, investor presentation, Black Cat highlighted that:

○	As a result of Black Cat’s acquisition of the Coyote and Paulsens gold operations, it is now intended that the Bulong project will be mined by Black Cat and toll-treated at an existing gold mill near Kalgoorlie;

○	Black Cat is currently undertaking a tender to mine and toll-treat the fully approved royalty-linked Myhree open pit with interested toll milling parties around Kalgoorlie; and

○	If acceptable toll milling terms are agreed, Black Cat will mine Myhree during 2022/23;

•	Vox Management Summary: Black Cat’s strategic acquisition of the Paulsens gold mine unlocks the previously-dormant Merlin and Electric Dingo royalty deposits (attached to Vox’s Ashburton royalty), which are both proximate to the Paulsens mine processing infrastructure. Vox management remains confident that the toll milling tender for the Myhree deposit presents strong potential for Bulong-linked royalty revenue from 2023 onwards.

South Railroad (Feasibility – Nevada, USA) – 2022 Exploration Program & Resource Update Timing

•	Vox holds a 0.633% net smelter return royalty with advance minimum royalty payments over key portions of the South Railroad gold project, which is located in Nevada’s prolific Carlin Trend;

•	On April 18, 2022, Gold Standard Ventures announced that:

○	The first stage exploration program for 2022 includes approximately 5,700m of reverse-circulation and core drilling over 20 holes with drilling scheduled to start in May 2022;

▪	The first stage drilling includes 3,050m targeting the royalty-linked Pinion SB Zone Target, with the objectives of testing the continuity and limits of the SB Zone and a goal to include certain areas of the Pinion SB Zone into an updated Pinion Mineral Resource near year-end 2022.

○	Based on the results of the first stage exploration program, Gold Standard Ventures intends to develop a second stage exploration program to be completed in the Fall and Winter of 2022; and

○	Jason Attew, President and CEO commented:

▪	“The focus of this year’s program is to test for oxide mineralization extensions at Pinion with the goal of enhancing the size of the Pinion pit and further extending the project life.”

•	Vox Management Summary: 2022 drilling at the royalty-linked Pinion SB Zone is expected to increase mineral resources in late 2022 and ultimately support longer-life royalty revenues for Vox shareholders. Gold Standard Ventures management is still targeting first production in mid-2024 for this exciting Nevada gold project.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest risk-adjusted returns in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	The Pitombeiras resource information in Jangada’s 21 April 2022 announcement has been reviewed by Mr. Paulo Ilidio de Brito, who is a member of the Australian Institute of Geoscientists (MAIG #5173) and a member of AusIMM - The Australasian Institute of Mining and Metallurgy (MAusIMM #223453). Mr. Brito is a senior professional geologist with +35 years of experience in the mining industry, which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he has undertaken to qualify as a Competent Person as defined in the 2012 edition of the JORC Code. Mr. Brito also meets the requirements of a competent person under the AIM Note for Mining, Oil and Gas Companies.

a.	The 31 June 2021 updated Mineral Resource Estimate for the Pitombeiras Project has been prepared by Mr. Mauricio Prado, MSc. Geo., MAIG, Qualified Person as defined by NI 43-101 guidelines, independent geological consultant contracted by Jangada. Mr. Prado is an independent consultant based on Goiânia, Brazil.

b.	The report, entitled “Technical Report - Pitombeiras Project, Ceará State, Brazil”, having an effective date of January 31st, 2022, was prepared on behalf of Jangada by GE21 Ltda and authored by Porfírio Cabaleiro Rodriguez - BSc (Min Eng), FAIG, Leonardo de Moraes Soares - BSc (Geology), MAIG and Maurício Prado - MSc (Geology), MAIG.